UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays US LLC FRY-9C filing dated 17 February 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 17, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 17, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

17 February 2017

Barclays PLC

Barclays US LLC files Consolidated Financial Statements for U.S. Holding Companies - FR Y-9C

The Consolidated Financial Statements for Holding Companies - FR Y-9C ("Y-9C") report for Barclays' US Intermediate Holding Company, Barclays US LLC, for 2016 was today released by the Board of Governors of the Federal Reserve System.

The document is available at:

https://www.ffiec.gov/nicpubweb/nicweb/InstitutionProfile.aspx?parID_Rssd=5006575&parDT_END=99991231

Barclays notes that the Y-9C report has been prepared and filed by Barclays US LLC to comply with US statutory requirements applicable to Barclays US LLC. The financial information contained in the Y-9C report is prepared on the basis of US GAAP. The Y-9C report represents information with respect to a portion of Barclays' US business and does not represent the financial or operational performance of any particular business segment of Barclays. Accordingly, the Y-9C report should not be relied on for the purposes of making investment decisions in respect of Barclays PLC, Barclays Bank PLC or any other member of the Barclays Group.

Barclays PLC and Barclays Bank PLC are scheduled to report their consolidated 2016 full year results on 23 February 2017. Barclays PLC and Barclays Bank PLC prepare audited financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS).

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays